UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

            [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q

                                                       SEC FILE NUMBER: 0-10201
                                                        CUSIP NUMBER: 669903304
For Period Ended: November 30, 1999

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[X] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                         Nugget Exploration, Inc.

Former Name if Applicable                       N/A

Address of Principal Executive Office:          2051 Springdale Road
                                                Cherry Hill, New Jersey 08003

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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   [X]    (b)  The subject annual  report, semiannual report, transition  report on Form 10-K, Form 2- F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     During the fiscal year ended November 30, 1999, we effected a significant merger transaction. This transaction involved accounting issues requiring research that has delayed the completion of financial statements for the year ending November 30, 1999.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Dr. Leonard Vernon               President           (800) 204-1902
         ----------------------------------------------------------------------
               (Name)                     (Title)           (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                 (X) Yes  ( )  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               We effected a merger transaction during the fiscal quarter ended November 30, 1999. Prior to this merger, we had no active operations. Our merger partner, GoHealth.MD, Inc., is a development stage company. Therefore, while our


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              operations  have  changed  materially,  we expect  our  results of operation to changed in limited aspects.

              We anticipate a significant change in our total assets and stockholders' equity due to our private placement of warrants to purchase shares of our common stock. Between November 12, 1999 and January 11, 2000, we sold warrants to purchase 879,500 shares of our common stock. We received $379,500 for warrants to purchase 379,500 shares, while we received services in exchange for 500,000 warrants. Of the shares underlying such warrants:

                      * 125,000 shares were issued subsequent to November 30, 1999, in exchange for a $1.00 per share exercise price;

                      * 400,000 remain issuable at an exercise price of $2.00 per share; and * 354,500 are issuable at an exercise price of $1.00 per share.

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                            Nugget Exploration, Inc.
                      -------------------------------------
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:          January 18, 2000               By:   /s/ Dr. Leonard Vernon
              -----------------------              ----------------------------
                                                   Name:  Dr. Leonard Vernon
                                                   Title:    President